
December 5, 2013

Via E-mail
Dipendra Singh
Chief Executive Officer
Global Real Estate Holdings, Inc.
125 Wolf Road, Suite 123
Albany, NY 12205
Telephone: 800-373-5910

> **Re:** **Global Real Estate Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 8, 2013**
> **File No. 333-187436**

Dear Mr. Singh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Risk Factors, page 6

1.   Please revise to include a summary risk factor describing your lack of any revenues to date, quantifying your net losses and explaining the risk associated with your going concern opinion.

2.   Please revise your summary risk factors to highlight the limited real estate experience of your key officers, including that two of your three key officers have no real estate experience, consistent with your revised disclosure in response to comment 12 in our letter dated April 18, 2013.

Dilution, page 21

3.   We reissue comment 10 in our letter dated April 18, 2013 in part. Please supplement your disclosure to include a table showing the percentage of shares held by your current shareholders as compared to the amount investors in this offering will hold based on their contributions as well as the prices paid by each group. Please also review and update your "Increase per share attributable to investors" and "Dilution per share to investors" line item disclosures.

Description of Business

Investment Policies

4.   Please revise throughout this section highlight as applicable that any figure referenced, including cap rate and gross margin, is an estimate based on significant assumptions, clarify your expenses may significantly exceed projected amounts and no returns are guaranteed.

Financial Statements

5.   Please update the financial statements and all related disclosures, including MD&A, in accordance with Regulation S-X Rule 8-08.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel